EXHIBIT 99.1
FORM 51-102F3

Material Change Report

ITEM 1.               NAME AND ADDRESS OF COMPANY

SEABRIDGE GOLD INC. (the "Issuer")
106 Front Street East
Suite 400
Toronto, Ontario  M5A 1E1

ITEM 2.               DATE OF MATERIAL CHANGE

December 6, 2011

ITEM 3.               NEWS RELEASE

Issued December 6, 2011 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.               SUMMARY OF MATERIAL CHANGE

The Issuer closed the previously announced $27.4 million financing consisting of one million flow-through common shares at an average price of $27.36 per share

ITEM 5.               FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer reported today that it has closed its previously announced $27.4 million financing consisting of one million flow-through common shares at an average price of $27.36 per share (a 20% premium to the closing price on the TSX on the day the financing was priced and announced). Stonecap Securities Inc. acted as lead agent on the financing and Stonecap Securities and Dahlman Rose & Company, LLC acted as financial advisors to the Company on this transaction.

The gross proceeds from this financing will be used for exploration and development at the Company’s core KSM and Courageous Lake projects. Seabridge President and CEO Rudi Fronk noted that “as with all our previous financings, we expect to use these funds to generate an increase in gold reserves and resources which more than offsets the share dilution involved. Growing gold ownership per share continues to be a key objective for Seabridge.”

The Offering was made by way of private placement to accredited investors in British Columbia, Alberta and Ontario. Shares issued under this financing are subject to a four month hold period expiring on April 7, 2012.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.               OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.               EXECUTIVE OFFICER

Contact:       Rudi Fronk, President
Telephone:  (416) 367-9291

ITEM 9.                DATE OF REPORT

 December 6, 2011

ANNEX A

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	December 6, 2011

Seabridge Gold Closes $27.4 Million Financing

Toronto, Canada, December 6, 2011 – Seabridge Gold reported today that it has closed its previously announced $27.4 million financing consisting of one million flow-through common shares at an average price of $27.36 per share (a 20% premium to the closing price on the TSX on the day the financing was priced and announced). Stonecap Securities Inc. acted as lead agent on the financing and Stonecap Securities and Dahlman Rose & Company, LLC acted as financial advisors to the Company on this transaction.

The gross proceeds from this financing will be used for exploration and development at the Company’s core KSM and Courageous Lake projects. Seabridge President and CEO Rudi Fronk noted that “as with all our previous financings, we expect to use these funds to generate an increase in gold reserves and resources which more than offsets the share dilution involved. Growing gold ownership per share continues to be a key objective for Seabridge.”

The Offering was made by way of private placement to accredited investors in British Columbia, Alberta and Ontario. Shares issued under this financing are subject to a four month hold period expiring on April 7, 2012.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless an exemption from such registration is available.

Neither the Toronto Stock Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's December 31, 2010 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.